UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Aura Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

05153U107
(CUSIP Number)

November 2, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05153U107	SCHEDULE 13G	Page 2

1	NAMES OF REPORTING PERSONS Chiesi Ventures, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER None
OWNED BY EACH REPORTING	6	SHARED VOTING POWER 1,625,071 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,625,071 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,625,071 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (2)
12	TYPE OF REPORTING PERSON PN

(1) These securities are held by Chiesi Ventures, LP (“Chiesi Ventures”). Chiesi Ventures, Inc., the general partner of Chiesi Ventures (“Chiesi”), has the power to vote and dispose of securities directly owned by Chiesi Ventures, and Mr. Giacomo Chiesi, the President of Chiesi, has the power to direct Chiesi as to such voting and disposition. Chiesi and Mr. Chiesi each disclaims beneficial ownership of the securities held by Chiesi Ventures except to the extent of its or his pecuniary interest therein.

(2) This percentage is calculated based on 28,409,613 shares of common stock, par value $0.00001 per share (“Common Stock”), outstanding of Aura Biosciences, Inc. (the “Issuer”), as set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2021.

CUSIP No. 05153U107	SCHEDULE 13G	Page 3

1	NAMES OF REPORTING PERSONS Chiesi Ventures, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER None
OWNED BY EACH REPORTING	6	SHARED VOTING POWER 1,625,071 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,625,071 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,625,071 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (2)
12	TYPE OF REPORTING PERSON CO

(1) These securities are held by Chiesi Ventures. Chiesi, the general partner of Chiesi Ventures, has the power to vote and dispose of securities directly owned by Chiesi Ventures, and Mr. Giacomo Chiesi, the President of Chiesi, has the power to direct Chiesi as to such voting and disposition. Chiesi and Mr. Chiesi each disclaims beneficial ownership of the securities held by Chiesi Ventures except to the extent of its or his pecuniary interest therein.

(2) This percentage is calculated based on 28,409,613 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4), filed with the Commission on November 1, 2021.

CUSIP No. 05153U107	SCHEDULE 13G	Page 4

1	NAMES OF REPORTING PERSONS Giacomo Chiesi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER None
OWNED BY EACH REPORTING	6	SHARED VOTING POWER 1,625,071 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,625,071 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,625,071 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (2)
12	TYPE OF REPORTING PERSON IN

(1) These securities are held by Chiesi Ventures. Chiesi, the general partner of Chiesi Ventures, has the power to vote and dispose of securities directly owned by Chiesi Ventures, and Mr. Giacomo Chiesi, the President of Chiesi, has the power to direct Chiesi as to such voting and disposition. Chiesi and Mr. Chiesi each disclaims beneficial ownership of the securities held by Chiesi Ventures except to the extent of its or his pecuniary interest therein.

(2) This percentage is calculated based on 28,409,613 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4), filed with the Commission on November 1, 2021.

CUSIP No. 05153U107	SCHEDULE 13G	Page 5

Item 1.

(a)	Name of Issuer:

Aura Biosciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

85 Bolton Street

Cambridge, MA 02140

Item 2.

(a)	Name of Person Filing:

Chiesi Ventures, LP

Chiesi Ventures, Inc.

Mr. Giacomo Chiesi

(b)	Address or Principal Business Office or, if none, Residence:

As to Chiesi Ventures, LP, Chiesi Ventures, Inc., and Giacomo Chiesi: 2520 Meridian Parkway, Suite 400, Durham, North Carolina 27713

(c)	Citizenship:

As to Chiesi Ventures, LP: Delaware limited partnership

As to Chiesi Ventures, Inc.: Delaware corporation

As to Mr. Giacomo Chiesi: Italian citizen

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

05153U107

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: Chiesi Ventures, LP Chiesi Ventures, Inc. Mr. Giacomo Chiesi	1,625,071 1,625,071 (1) 1,625,071 (1)

CUSIP No. 05153U107	SCHEDULE 13G	Page 6

(b)	Percent of class: Chiesi Ventures, LP. Chiesi Ventures, Inc. Mr. Giacomo Chiesi	5.8% 5.8% 5.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote of:

(b)	Chiesi Ventures, LP. Chiesi Ventures, Inc. Mr. Giacomo Chiesi	0 0 0

(ii)	Shared power to vote or to direct the vote of:

(b)	Chiesi Ventures, LP. Chiesi Ventures, Inc. Mr. Giacomo Chiesi	1,625,071 1,625,071 (1) 1,625,071 (1)

(iii)	Sole power to dispose or to direct the disposition of:

(b)	Chiesi Ventures, LP. Chiesi Ventures, Inc. Mr. Giacomo Chiesi	0 0 0

(iv)	Shared power to dispose or to direct the disposition of:

(b)	Chiesi Ventures, LP. Chiesi Ventures, Inc. Mr. Giacomo Chiesi	1,625,071 1,625,071 (1) 1,625,071 (1)

(1)      These securities are held by Chiesi Ventures. Chiesi, the general partner of Chiesi Ventures, has the power to vote and dispose of securities directly owned by Chiesi Ventures, and Mr. Giacomo Chiesi, the President of Chiesi, has the power to direct Chiesi as to such voting and disposition. Chiesi and Mr. Chiesi each disclaims beneficial ownership of the securities held by Chiesi Ventures except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

CUSIP No. 05153U107	SCHEDULE 13G	Page 7

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2021

Chiesi Ventures, LP

By: Chiesi Ventures, Inc.

By:	/s/ Giacomo Chiesi
Name: Giacomo Chiesi
Title: President

Chiesi Ventures, Inc.

By:	/s/ Giacomo Chiesi
Name: Giacomo Chiesi
Title: President

/s/ Giacomo Chiesi
GIACOMO CHIESI

MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement